Ternium S.A., Société anonyme Registered office: 26 Boulevard Royal, 4th floor L-2449 Luxembourg R.C.S. Luxembourg B 98 668 www.ternium.com

December 9, 2022

Office of Manufacturing, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-4631.

Attention: Mr. Charles Eastman
Ms. Claire Erlanger

Re: Ternium S.A.
Form 20-F For the Year Ended December 31, 2021
Form 6-K furnished April 27, 2022
File No. 1-32734

I am writing on behalf of Ternium S.A. (“Ternium” or the “Company”), in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated November 29, 2022, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer.

The Company wishes to respond as comprehensively as possible to the questions raised in the comment letter. Accordingly, the Company will require additional time to respond to the Staff’s questions. Ternium currently expects to submit a response as soon as practicable, but in any event, by December 16, 2022.

If you have any questions relating to this letter, please feel free to call Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603. He may also be reached by e-mail at brownp@sullcrom.com.

Very truly yours,

/s/ Pablo Brizzio

Pablo Brizzio
Chief Financial Officer

cc: Magalie Cormier
(PricewaterhouseCoopers)

Diego E. Parise
(Mitrani Caballero & Ruiz Moreno)

Patrick S. Brown
(Sullivan & Cromwell LLP)